Exhibit 99.1

WHITECAP RESOURCES INC. AND VEREN INC. ANNOUNCE RESULTS OF SPECIAL SHAREHOLDER MEETINGS

CALGARY, AB, May 6, 2025 /CNW/ - Whitecap Resources Inc. ("Whitecap") (TSX: WCP) and Veren Inc. ("Veren") (TSX: VRN) (NYSE: VRN) are pleased to announce that the shareholders of each company have voted in favour of the previously announced business combination between Whitecap and Veren (the "Business Combination").

On May 6, 2025, Whitecap and Veren held special shareholder meetings virtually, via live webcasts, with each company's shareholders voting on resolutions in connection with the proposed Business Combination.

  At the Whitecap special shareholders meeting, the resolution authorizing the issuance of Whitecap common shares to Veren shareholders pursuant to and in connection with the Business Combination, as set out in the joint management information circular of Whitecap and Veren dated March 28, 2025, was approved by 88.72% of the votes cast.
  At the Veren special shareholders meeting, the resolution approving the Business Combination was approved by 99.78% of the votes cast.

The application for approval of the Business Combination by the Court of King's Bench is scheduled to be heard on May 8, 2025. Subject to approval of the Court of King's Bench and other customary closing conditions, the Business Combination is expected to close on or about May 12, 2025 and Veren's common shares are expected to be delisted from the Toronto Stock Exchange ("TSX") at close of markets on May 13, 2025.

U.S. INVESTOR CONSIDERATIONS

Assuming that the Business Combination closes before markets open on Monday, May 12, 2025 as is currently planned, Veren's common shares will cease trading on the New York Stock Exchange ("NYSE") at such time, and the last day of trading of the Veren common shares on the NYSE will be Friday, May 9, 2025. Whitecap's common shares will not be listed on the NYSE and Whitecap intends to terminate any reporting obligations it may have with the Securities and Exchange Commission ("SEC") as a result of this transaction. Investors in the United States should consult their own advisors regarding any implications of owning shares of an issuer that is not listed on a U.S. exchange or reporting with the SEC.

For further information:

Grant Fagerheim, President & CEO	Craig Bryksa, President & CEO
or	or
Thanh Kang, Senior Vice President & CFO	Ken Lamont, CFO

Whitecap Resources Inc.	Veren Inc.
3800, 525 – 8th Avenue SW	2000, 585 – 8th Avenue SW
Calgary, AB T2P 1G1	Calgary, AB T2P 1G1
(403) 266-0767	(403) 693-0020
www.wcap.ca	www.vrn.com
InvestorRelations@wcap.ca

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements and forward-looking information (collectively "forward-looking information") within the meaning of applicable securities laws relating to current expectations about the future, based on certain assumptions made by Whitecap and Veren. Although Whitecap and Veren believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Forward-looking information in this press release is identified by words such as "expect", "will", or similar expressions and includes suggestions of future outcomes, including statements about the anticipated timing of the hearing of the Court of King's Bench with respect to the Business Combination, the expected closing date of the Business Combination, the expected timing for the delisting of Veren's common shares on the TSX, the expected timing for the cease trading of Veren's common shares on the NYSE, and the intention of Whitecap to terminate any reporting obligations it may have with the SEC.

Readers are cautioned not to place undue reliance on forward-looking information as Whitecap's and Veren's actual results may differ materially from those expressed or implied. Neither Whitecap nor Veren undertake any obligation to update or revise any forward-looking information except as required by law. Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Whitecap and Veren and others that apply to the industry generally. Material factors or assumptions on which the forward-looking information in this press release is based include: successful closing of the Business Combination, including obtaining necessary regulatory approvals and satisfying all other conditions to closing, within expected timelines.

Additional information about assumptions, risk factors, and uncertainties on which the forward-looking information is based and that could cause Whitecap's or Veren's actual results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements are described in the joint management information circular of Whitecap and Veren dated March 28, 2025, which is available on Whitecap's and Veren's SEDAR+ profiles at www.sedarplus.ca.

SOURCE Veren Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2025/07/c1323.html

%CIK: 0001545851

CO: Veren Inc.

CNW 12:05e 07-MAY-25